UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

EARTHSTONE ENERGY, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

27032D304

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

with a copy to:

W. Matthew Strock

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D304

1	Name of Reporting Person Bold Energy Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 38,568,332 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 38,568,332 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,568,332 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.12% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), (i) directly holds 33,956,524 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”), and an equivalent number of membership units (“EEH Units”) of Earthstone Energy Holdings, LLC, a Delaware limited liability company (“EEH”), which together are exchangeable for shares of Class A common stock, $0.001 par value per share (“Class A Common Stock”), of Earthstone and (ii) may be deemed to beneficially own 4,611,808 shares of Class A Common Stock pursuant to a Voting Agreement, dated as of May 9, 2017, by and among Earthstone, Bold, Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), and EnCap Investments L.P., a Delaware limited partnership (“EnCap Investments”), as amended by the First Amendment to the Voting Agreement, dated as of April 22, 2020, by and among Earthstone, Bold and EnCap Investments (the “2017 Voting Agreement”), pursuant to which EnCap Investments and Bold have agreed not to vote any shares of Class A Common Stock or Class B Common Stock held by them in favor of certain actions in accordance with the terms of the 2017 Voting Agreement. The shares of Class B Common Stock covered by this item also may be deemed to be beneficially owned by EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), through its ownership of EnCap Investments, a party to the 2017 Voting

CUSIP No. 27032D304

Agreement. On May 19, 2017, Oak Valley was dissolved after filing a certificate of cancellation with the Delaware Secretary of State and, consequently, ceased to be a party to the 2017 Voting Agreement. The Class A Common Stock, Class B Common Stock and EEH Units are collectively referred to herein as “Securities.” Bold disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other purpose.
(2)

This calculation is based on an assumed combined total of 87,426,257 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of 53,469,733 shares of Class A Common Stock outstanding as of January 30, 2022, as reported by Earthstone in that certain Securities Purchase Agreement dated as of January 30, 2022, by and among Earthstone and the purchasers thereto (the “Earthstone SPA”), filed as Exhibit 10.2 to the Current Report on Form 8-K filed by Earthstone with the Securities and Exchange Commission on February 2, 2022, and (b) assumes that all 33,956,524 shares of Class B Common Stock beneficially owned by the Reporting Persons (along with an equivalent number of EEH Units, but no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 34,344,532 shares of Class B Common Stock outstanding on January 30, 2022, as reported by Earthstone in the Earthstone SPA.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund VII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 4,611,808
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,611,808

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,611,808
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.63% (1)
14	Type of Reporting Person PN

(1)	This calculation is based on a total of 53,469,733 shares of Class A Common Stock outstanding as of January 30, 2022, as reported by Earthstone in the Earthstone SPA.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 2,303,000
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,303,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,303,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.31% (1)
14	Type of Reporting Person PN

(1)	This calculation is based on a total of 53,469,733 shares of Class A Common Stock outstanding as of January 30, 2022, as reported by Earthstone in the Earthstone SPA.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 38,568,332 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 38,568,332 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,568,332 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.12% (2)
14	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) owns 100% of the membership interests of Bold. Bold (i) directly holds 33,956,524 shares of Class B Common Stock and an equivalent number of EEH Units, which together are exchangeable for shares of Class A Common Stock and (ii) may be deemed to beneficially own 4,611,808 shares of Class A Common Stock pursuant to the 2017 Voting Agreement. See Footnote 1 on Page 1 above. Therefore, EnCap Fund IX may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by Bold. EnCap Fund IX disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

This calculation is based on an assumed combined total of 87,426,257 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of 53,469,733 shares of Class A Common Stock outstanding as of

CUSIP No. 27032D304

January 30, 2022, as reported by Earthstone in the Earthstone SPA and (b) assumes that all 33,956,524 shares of Class B Common Stock beneficially owned by the Reporting Persons (along with an equivalent number of EEH Units, but no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 34,344,532 shares of Class B Common Stock outstanding on January 30, 2022, as reported by Earthstone in the Earthstone SPA.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 40,871,332 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 40,871,332 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,871,332 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 46.75% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

EnCap Partners GP is the sole general partner of EnCap Partners, LP, which is the managing member of EnCap Investments Holdings, LLC, which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments, which is the general partner of EnCap Equity Fund VII GP, L.P., EnCap Equity Fund VIII GP, L.P. and EnCap Equity Fund IX GP, L.P., each of which are the general partners of EnCap Energy Capital Fund VII, L.P., EnCap Energy Capital Fund VIII, L.P. and EnCap Fund IX (collectively, the “Class A Funds”), respectively. EnCap Fund IX owns 100% of the membership interests of Bold. Therefore, EnCap Partners GP, through its indirect ownership of Bold and the Class A Funds, may be deemed to share the right to direct the disposition of the reported Securities. Further, EnCap Partners GP, through its ownership of EnCap Investments, may be deemed to beneficially own and share the right to direct the vote of the Securities pursuant to the 2017 Voting Agreement. EnCap Partners GP disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.

CUSIP No. 27032D304

(2)

This calculation is based on an assumed combined total of 87,426,257 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of 53,469,733 shares of Class A Common Stock outstanding as of January 30, 2022, as reported by Earthstone in the Earthstone SPA, and (b) assumes that all 33,956,524 shares of Class B Common Stock beneficially owned by the Reporting Persons (along with an equivalent number of EEH Units, but no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 34,344,532 shares of Class B Common Stock outstanding on January 30, 2022, as reported by Earthstone in the Earthstone SPA.

Explanatory Note

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed on May 27, 2014 (the “First Schedule 13D”) by Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), as amended by Amendment No. 1 filed by Oak Valley on November 16, 2016 (the “Second Schedule 13D”), as further amended by Amendment No. 2 filed by Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), on June 1, 2018 (the “Third Schedule 13D”), as further amended by Amendment No. 3 filed by Bold on October 25, 2018 (the “Fourth Schedule 13D”), as further amended by Amendment No. 4 filed by Bold on October 30, 2019 (the “Fifth Schedule 13D”), as further amended by Amendment No. 5 filed by Bold on December 23, 2020 (the “Sixth Schedule 13D”), as further amended by Amendment No. 6 filed by Bold on January 12, 2021 (the “Seventh Schedule 13D”) and as further amended by Amendment No. 7 filed by Bold on October 27, 2021 (the “Eighth Schedule 13D” and, together with the First Schedule 13D, the Second Schedule 13D, the Third Schedule 13D, the Fourth Schedule 13D, the Fifth Schedule 13D, the Sixth Schedule 13D and the Seventh Schedule 13D, the “Original Schedule 13D” and, the Original Schedule 13D as further amended and supplemented by this Amendment, the “Schedule 13D”), and relates to the beneficial ownership of the shares of Class A common stock, $0.001 par value per share, of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D in their entirety. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

This Amendment is being filed on behalf of the reporting persons identified on the cover pages of this Amendment. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended to include the following after the final paragraph:

Earthstone Securities Purchase Agreement

On January 30, 2022, Earthstone entered into a securities purchase agreement (the “Earthstone SPA”) with EnCap Capital Energy Fund XI, L.P. (“EnCap Fund XI”), a Texas limited partnership and an affiliate of EnCap Investments, and Cypress Investments, LLC (“Post Oak”), a fund managed by Post Oak Energy Capital, LP, to sell, in a private placement (the “Private Placement”), 280,000 shares of newly authorized convertible preferred stock, $0.001 par value per share (the “Preferred Stock”), each share of which will be convertible into 90.0900900900901 shares of Class A Common Stock for anticipated gross proceeds of $280.0 million, at a price of $1,000.00 per share of Preferred Stock (or $11.10 per share of Class A Common Stock on an as-converted basis). The Private Placement is contingent upon the closing of the Purchase and Sale Agreement, dated as of January 30, 2022, by and among Bighorn Asset Company, LLC, EEH and Earthstone (the “Bighorn Acquisition”).

Each share of Preferred Stock will be convertible into a number of shares of Class A Common Stock determined by dividing the liquidation preference of the Preferred Stock, which is equal to the liquidation price plus the amount of any accrued and unpaid dividends through the date of conversion, by the conversion price. No dividend will be paid on the Preferred Stock if it converts into Class A Common Stock on or before October 1, 2022. Accordingly, until such date each share of Preferred Stock will automatically convert into 90.0900900900901 shares of Class A Common Stock at an initial conversion price of $11.10 per share of Class A Common Stock. The Preferred Stock will convert automatically on the 20th calendar day after Earthstone mails a definitive information statement to holders of its Common Stock notifying them that holders of a majority of the outstanding Common Stock have consented to the conversion feature of the Preferred Stock and the issuance of Class A Common Stock upon conversion of the Preferred Stock. As of January 30, 2022, Earthstone had received written consent for the conversion feature of the Preferred Stock and the issuance of the Class A Common Stock issuable upon conversion of the Preferred Stock from stockholders representing more than 50% of Earthstone’s outstanding Common Stock. The initial conversion price is subject to adjustment in certain circumstances, including stock splits, stock dividends, rights offerings or combinations of Class A Common Stock.

The Earthstone SPA contains customary representations and warranties by Earthstone, Post Oak and EnCap Fund XI, and Earthstone has agreed to indemnify each investor for losses resulting from Earthstone’s breach of any representations, warranties or covenants. Closing of the Private Placement is subject to customary closing conditions, as well as the closing of the Bighorn Acquisition and the execution and delivery of certain other documents. As of the date of the Earthstone SPA, EnCap Investments and its affiliates beneficially owned approximately 46.75% of the outstanding voting power of Earthstone. Two of Earthstone’s directors are employed by EnCap Investments. The Earthstone SPA and the Private Placement were evaluated and approved by the audit committee of the board of directors of Earthstone.

In connection with the closing of the Earthstone SPA, EnCap Fund XI, Post Oak and Earthstone will also enter into a customary registration rights agreement containing provisions by which Earthstone will, among other things, file a registration statement on Form S-3 with the Securities and Exchange Commission providing for the registration of the shares of Class A Common Stock underlying the Preferred Stock and cooperate in certain underwritten offerings thereof.

In connection with the closing of the Earthstone SPA, Warburg, EnCap Investments, Post Oak and Earthstone will enter into a voting agreement containing provisions by which Post Oak will have the right to appoint a director to the Board. Post Oak’s right to appoint a director will terminate when Post Oak and its affiliates, in the aggregate, no longer own 5.5% of the outstanding Common Stock.

In connection with the closing of the Earthstone SPA, EEH has agreed to amend and restate the First Amended and Restated Limited Liability Company Agreement of EEH providing for, among other things, the recapitalization of the equity of EEH from only units to common units and preferred units.

The foregoing description of the Earthstone SPA does not purport to be complete and is qualified in its entirety by the actual Earthstone SPA, a copy of which is filed as Exhibit 10.10 to this Amendment and incorporated herein by reference.

Post Oak Securities Purchase Agreement

On January 30, 2022, Post Oak and EnCap Fund VII entered into a Securities Purchase Agreement (the “Post Oak SPA”) pursuant to which Post Oak will acquire 4,611,808 shares of Class A Common Stock of Earthstone from EnCap Fund VII at a purchase price of $11.10 per share of Class A Common Stock.

The Post Oak SPA contains customary representations and warranties by Post Oak and EnCap Fund VII. Closing of the Post Oak SPA is subject to customary closing conditions, as well as the closing of the Bighorn Acquisition and the Earthstone SPA.

The foregoing description of the Post Oak SPA does not purport to be complete and is qualified in its entirety by the actual Post Oak SPA, a copy of which is filed as Exhibit 10.11 to this Amendment and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference herein. The Reporting Persons and the Warburg Entities comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Item 2 above.

(b) For purposes of Rule 13d-3 promulgated under the Exchange Act, EnCap Partners GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of the Class A Common Stock held by the EnCap Funds. The shares held by the EnCap Funds represent approximately 46.75% of the outstanding shares of Class A Common Stock (an assumed combined total of 87,426,257 shares of Class A Common Stock outstanding consisting of (a) 53,469,733 shares of Class A Common Stock outstanding as of January 30, 2022, as reported by

Earthstone in the Earthstone SPA and (b) 33,956,524 shares of Class B Common Stock held by Bold, assuming that all of such shares of Class B Common Stock beneficially owned by Bold, along with an equivalent number of EEH Units (but no other shares of Class B Common Stock or EEH Units outstanding) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Class A Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

By virtue of the mutual agreement to vote their voting stock for the election of the persons named in Earthstone’s proxy statement as its board of directors’ nominees for election as directors, and against any other nominees, the Reporting Persons may be deemed to be members of a “group” with Warburg. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock held of record by Warburg and the numbers of shares reported in the cover pages as shared voting power do not include those shares of Class A Common Stock. As of the date of this Amendment, the Reporting Persons are the record holders of an aggregate of 40,871,332 shares of Class A Common Stock and, to the knowledge of the Reporting Persons, Warburg is the record holder of approximately 13,238,110 shares of Class A Common Stock. In the aggregate any group formed thereby would beneficially own 54,109,442 shares of Class A Common Stock in the aggregate, or approximately 61.89% of Earthstone’s outstanding shares of Class A Common Stock (calculated on the basis of an assumed combined total of 87,426,257 shares of Class A Common Stock outstanding consisting of (a) 53,469,733 shares of Class A Common Stock outstanding as of January 30, 2022, as reported by Earthstone in the Earthstone SPA and (b) 33,956,524 shares of Class B Common Stock held by Bold, assuming that all of such shares of Class B Common Stock beneficially owned by Bold, along with an equivalent number of EEH Units (but no other shares of Class B Common Stock or EEH Units outstanding) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A, Schedule B or Schedule C, attached hereto, has effected any transaction in the shares of Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit No.	Description of Exhibit

1.1	Joint Filing Agreement dated October 27, 2021 (incorporated by reference to Exhibit 1.1 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on October 27, 2021).

2.1	Contribution Agreement dated November 7, 2016, by and among Earthstone Energy, Inc., Earthstone Energy Holdings, LLC, Lynden USA Inc., Lynden USA Operating, LLC, Bold Energy Holdings, LLC and Bold Energy III LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on November 8, 2016).

2.2	First Amendment to the Contribution Agreement dated March 21, 2017 by and among Earthstone Energy, Inc., Earthstone Energy Holdings, LLC, Lynden USA Inc., Lynden USA Operating, LLC, Bold Energy Holdings, LLC, and Bold Energy III LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on March 23, 2017).

2.3	Purchase and Sale Agreement dated March 31, 2021, by and among Tracker Resource Development III, LLC, TRD III Royalty Holdings (TX), LP, Earthstone Energy, Inc. and Earthstone Energy Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on April 5, 2021).

Exhibit No.	Description of Exhibit

10.1	Registration Rights Agreement dated May 9, 2017, by and among Earthstone Energy, Inc., Bold Energy Holdings, LLC and the other persons parties thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on May 15, 2017).

10.2	Voting Agreement dated May 9, 2017, by and among Earthstone Energy, Inc., EnCap Investments L.P., Oak Valley Resources, LLC and Bold Energy Holdings, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on May 15, 2017).

10.3	First Amendment to the Voting Agreement dated April 22, 2020, by and among Earthstone Energy, Inc., EnCap Investments L.P. and Bold Energy Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on April 24, 2020).

10.4	Redemption Agreement dated June 1, 2018, by and between Bold Energy Holdings, LLC and Bold Energy Management III LLC (incorporated by reference to Exhibit 10.3 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on June 18, 2018).

10.5	Securities Purchase Agreement dated December 17, 2020, by and among EnCap Energy Capital Fund V, L.P., EnCap V-B Acquisitions, L.P., EnCap Energy Capital Fund VI, L.P., EnCap VI-B Acquisitions, L.P. and Independence Resources Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on December 23, 2020).

10.6	Voting Agreement dated January 7, 2021, by and among Earthstone Energy, Inc., certain entities affiliated with Warburg Pincus & Company US, LLC and EnCap Investments L.P. (incorporated by reference to Exhibit 10.6 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on October 27, 2021).

10.7	Waiver of Right to Appoint an Additional Director dated January 7, 2021, by EnCap Investments L.P. (incorporated by reference to Exhibit 10.7 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on October 27, 2021).

10.8	Registration Rights Agreement dated July 20, 2021, by and among Earthstone Energy, Inc., Tracker Resource Development III, LLC, EnCap Energy Capital Fund VIII, L.P., ZIP Ventures I, L.L.C., and Tracker III Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on July 23, 2021).

10.9	Lock-up Agreement dated July 20, 2021, by and between Earthstone Energy, Inc. and EnCap Energy Capital Fund VIII, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on July 23, 2021).

10.10	Securities Purchase Agreement dated January 30, 2022, by and among Earthstone Energy, Inc. and the purchasers set forth therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on February 2, 2022).

10.11	Securities Purchase Agreement dated January 30, 2022, by and among EnCap Energy Capital Fund VII, L.P. and Cypress Investments, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2022

Bold Energy Holdings, LLC

By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director
EnCap Energy Capital Fund VII, L.P.

By:	EnCap Equity Fund VII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

Schedule A

CONTROL PERSONS OF BOLD

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of Bold are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Energy Capital Fund IX, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of Bold Energy Holdings, LLC	n/a	n/a

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

A-1

Schedule B

CONTROL PERSONS OF THE ENCAP FUNDS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of the EnCap Funds are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

EnCap Equity Fund VII GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund VII, L.P.	n/a	n/a

EnCap Equity Fund VIII GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund VIII, L.P.	n/a	n/a

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund VII GP, L.P., EnCap Equity Fund VIII GP, L.P. and EnCap Equity Fund IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. (“EnCap”) entered into a settlement with the Securities and Exchange Commission (“SEC”) under which EnCap consented to the entry of an order (the “Order”) that finds that EnCap violated Section 206(4) under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 206(4)-5 thereunder. Solely for the purpose of settling these proceedings, EnCap admitted to the SEC’s jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured and to pay a civil monetary penalty in the amount of $500,000 to the SEC.

B-1

Schedule C

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners GP are set forth below. Except as indicated below, all members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002